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                              November 16, 2021

       Troy Datcher
       Chief Executive Officer
       TPCO Holding Corp.
       1550 Leigh Avenue
       San Jose, California

                                                        Re: TPCO Holding Corp.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed October 27,
2021
                                                            File No. 000-56348

       Dear Mr. Datcher:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       Exhibits

   1. We note your response to our prior comment number 8. We disagree that the Brand
                                                        Strategy Agreement and
Roc Binding Heads of Terms are not material agreements
                                                        required to be filed
pursuant to Item 601(b)(10) of Regulation S-K. Based on your disclosures in the
document, the agreements appear to provide for more than just ordinary course marketing
arrangements. In particular, we note that the agreements provide for Jay-
                                                        Z to serve as your
Chief Visionary Officer overseeing "the development and promotion of brands that leverage
[your] vision, cultural influence and social impact mission."
                                                        Additionally, the
agreements provide for the creation of a social equity fund and the promotion of social
equity, which you state will be a "core part of your business." Further, the agreements give SC
Branding, LLC a right of first refusal over MonoGram, which you describe as a core
trademark that has also received nationwide attention. And finally, we note that your future
payment obligations pursuant to the agreements comprise a
                                                        significant portion of
your revenues based on the financial figures presented elsewhere in
 Troy Datcher
TPCO Holding Corp.
November 16, 2021
Page 2
      the document. Accordingly, please file these agreements as exhibits to your Form 10.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christie Wong at 202-551-3684 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Alan Campbell at 202-551-4224 with any other questions.



                                                          Sincerely,
FirstName LastNameTroy Datcher
                                                          Division of
Corporation Finance
Comapany NameTPCO Holding Corp.
                                                          Office of Life
Sciences
November 16, 2021 Page 2
cc:       Keith D. Pisani, Esq.
FirstName LastName